                                                               FILE NO. 811-4834


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                 AMENDMENT NO. 2

                                       TO

                                     F O R M

                                     N-8B-2



                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES




                         PURSUANT TO SECTION 8(b) OF THE
                         INVESTMENT COMPANY ACT OF 1940




      THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A
       FORMERLY SEPARATE ACCOUNT THREE OF THE MANUFACTURERS LIFE INSURANCE
                COMPANY OF AMERICA NAME OF UNIT INVESTMENT TRUST





                  ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES

      Registrant is filing this amendment ("Amendment") to its Form N-8B-2 registration statement for the purpose of reflecting the change in its depositor resulting from the Transfer, described below. Registrant is filing this Amendment pursuant to its undertaking, set out in Form S-6 registration statements (File Nos. 333-69719, 333-82449, 333-66303, 333-45970, and
333-62194)(collectively, "Form S-6 Registration Statements"), and in accordance with certain no-action relief granted by the Commission staff by letter dated December 27, 2001.

      Certain items of Form N-8B-2 are inapplicable to Registrant pursuant to the administrative practice of the Commission and its staff of construing the disclosure requirements of the Commission's registration statement forms in recognition of the difference between variable life insurance policies and other periodic payment plan certificates issued by investment companies. Such items are denoted by double asterisks in the reconciliation and tie sheets contained in each Form S-6 Registration Statement, which sheets are incorporated herein by reference.

                     I. ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

            The name of the trust is The Manufacturers Life Insurance Company (U.S.A.) Separate Account A (herein referred to as the Separate Account or Separate Account A). Prior to January 2, 2002, the name of the Separate Account was Separate Account Three of The Manufacturers Life Insurance Company of America ("ManAmerica Separate Account Three"). Effective January 1, 2002, The Manufacturers Life Insurance Company of America ("ManAmerica") transferred substantially all of its assets and liabilities, including ManAmerica Separate Account Three, to The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA"). As a result of the transfer, ManAmerica Separate Account Three was renamed The Manufacturers Life Insurance Company (U.S.A.) Separate Account A.

            The Separate Account has no employer identification number.

      (b) Furnish title of each class or series of securities issued by the trust.

            Variable Life Insurance Policies (herein referred to as "Policies") including, without limitation, the following Policies:

            Capital Account, a single premium variable life insurance policy Venture VUL, a flexible premium variable universal life insurance policy New VUL99, a flexible premium variable life insurance policy SPVL, a modified single premium life insurance policy Venture SVUL, a flexible premium survivorship variable universal life insurance policy New SVUL99, a flexible premium survivorship variable universal life insurance policy Accumulator, a flexible premium variable life insurance policy

            The Capital Account, Venture VUL, and Venture SVUL Policies (collectively, "Discontinued Policies") are no longer being offered for sale, though premiums with respect thereto may continue to be received.

            Net premiums may be allocated among divisions of the Separate Account, as designated by the policy owner. The Separate Account in turn invests in shares of certain corresponding portfolios of The Manufacturers Investment Trust (the "Trust") which is described in response to Item 11 below.

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each Depositor of the trust.

            Prior to January 1, 2002, ManAmerica was the depositor of the Separate Account. As a result of the transfer described in Item 1(a) above, effective January 1, 2002, ManUSA, a wholly-owned subsidiary of


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            The Manufacturers Life Insurance Company, became the depositor of the Separate Account. Except for the succession of ManUSA to the role of depositor for the Separate Account and to the liabilities and obligations arising under the Policies, and the change in the name of the Separate Account as set forth above, the transfer did not affect the Separate Account or any provisions of, any rights and obligations under, or any allocations among investment options under, the Policies.

            The principal business address and Internal Revenue Service Employer Identification Number of ManUSA, the new depositor of the Separate Account, are as follows:

               Principal Business Address:      38500 Woodward Avenue
                                                Bloomfield Hills, Michigan 48304

               Internal Revenue Service
               Employer Identification Number:  01-0233346

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

            There is no trustee or custodian of the Separate Account.

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

            Manulife Financial Securities LLC (herein referred to as "Principal Underwriter"), 73 Tremont Street, Boston, Massachusetts, 02108, will act as the principal underwriter of the Policies. The Principal Underwriter's Internal Revenue Service Employer Identification Number is 16-1611843.

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

            The Separate Account is authorized by Michigan Insurance Law Section 500.925(1) which states that "[a] life insurer, after adoption of a resolution by its board of directors and certification thereof to the commissioner, may allocate to 1 or more separate accounts, in accordance with the terms of a written agreement or a contract on a variable basis, amounts which are paid to the insurer, in connection with a pension, retirement or profit-sharing plan, or in connection with a contract on a variable basis, whether on an individual or group basis, and which amounts are to be applied to purchase retirement benefits in fixed or in variable dollar amounts, or both, or to provide benefits in accordance with a contract on a variable basis."

            Section 500.925(1) further states that "[t]he income, if any, and gains or losses realized or unrealized on each such account allocated to such account may be credited to or charged against the amount allocated to such account in accordance with such agreement, without regard to the other income, gains or losses of the insurer. The commissioner may prescribe reasonable limitation on charges against and permissible deductions from the investment experience credited to life insurance contracts on a variable basis. Notwithstanding any other provision in the insurer's articles of incorporation or in this act, the amounts allocated to such accounts and accumulations thereon may be invested and reinvested in any class of loans or investments specified in such agreement, or, with respect to life insurance contracts on a variable basis, as prescribed by the commissioner, and such loans and investments shall not be considered in applying any limitation in this chapter. The commissioner may, with respect to separate accounts for life insurance on a variable basis, establish reasonable standards for procedures to be used in changing investment policy and provisions to safeguard the rights of insured persons and beneficiaries."



                                       2
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6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

            There is no indenture or agreement under the terms of which the Separate Account was organized or proposes to issue securities. The Separate Account was organized pursuant to a resolution of the Board of Directors of ManAmerica on August 22, 1986. ManUSA agreed to accept the intact transfer of ManAmerica Separate Account Three by resolution of the Board of Directors on December 4, 2001.

      (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

            There is no indenture or agreement relating to a custodian or trustee holding premiums made pursuant to the Policies.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

            See the response to Item 1(a) above.

8. State the date on which the fiscal year of the trust ends.

            The fiscal year of the Separate Account ends December 31 of each year.

MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

            There are no pending administrative proceedings commenced by, or known to be contemplated by, a governmental authority and no pending legal proceedings, material with respect to prospective purchasers of the Policies, to which the Separate Account, the Depositor or the Principal Underwriter is a party or to which the assets of the Separate Account will be subject.

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

      (a) Whether the securities are of the registered or bearer type.

            The Policies are of the registered type.

      (b) Whether the securities are of the cumulative or distributive type.

            The Policies are of the cumulative type.



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      (c) The rights of security holders with respect to withdrawal or redemption.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus:

                        Detailed Information About The Policies And
                        Manufacturers Life of America

                              How Does The Surrender Of A Policy For Its Cash Surrender Value Work?

                  From the Venture VUL Prospectus and Venture SVUL Prospectus:

                        Detailed Information About the Policies
                              Values
                              Partial Withdrawals and Surrenders Surrender
                              Charges

                  From the New VUL99, New SVUL99, Accumulator, and SPVL
                  Prospectuses:

                        Charges and Deductions
                              Policy Surrender and Partial Withdrawals

      (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus:

                        Detailed Information About The Policies And
                        Manufacturers Life of America
                              Are Transfers Between Sub-accounts Allowed?
                              What Are The Exchange Privileges Of The Policy?
                        Values
                              Special Provisions For Exchanges

                  From the Venture VUL Prospectus and Venture SVUL Prospectus:

                        Detailed Information About the Policies
                              Values
                                    Transfers of Policy Value

                  From the New VUL99, New SVUL99, Accumulator, and SPVL
                  Prospectuses:

                        Charges and Deductions
                        Policy Value
                        Special Provisions For Exchanges

      (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:



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

                  From the Capital Account Prospectus:

                        Detailed Information About The Policies And
                        Manufacturers Life of America
                              When Is A Policy In Default?
                              What Are The Reinstatement Rules?

                  From the Venture VUL Prospectus and Venture SVUL Prospectus:

                        Detailed Information About the Policies
                              Avoiding Lapse
                                    No Lapse Guarantee
                                    Death Benefit Guarantee
                              Policy Provisions
                                    Policy Default
                                    Policy Reinstatement

                  From the New VUL99, New SVUL99, Accumulator, and SPVL
                  Prospectuses:

                        Lapse and Reinstatement

      (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus:

                        Detailed Information About The Policies And
                        Manufacturers Life of America
                              What Are The Voting Rights?

                  From the Venture VUL Prospectus and Venture SVUL Prospectus:

                        Miscellaneous Matters
                              Policy Benefits
                                    Voting Rights

                  From the New VUL99, New SVUL99, Accumulator, and SPVL
                  Prospectuses:

                        Other Information
                              Voting Rights

      (g) Whether security holders must be given notice of any change in:

            (1) the composition of the assets of the trust.

                  See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                        From the Capital Account Prospectus:



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                              Detailed Information About The Policies And
                              Manufacturers Life of America

                                    What Reports Will Be Sent To Policyowners?

                        From the Venture VUL Prospectus and Venture SVUL
                        Prospectus:

                              Other Provisions
                                    Reports To Policyowners

                        From the New VUL99, New SVUL99, Accumulator, and SPVL
                        Prospectuses:

                              Other Information
                                    Reports To Policyowners

            (2) the terms and conditions of the securities issued by the trust.

                  See the response to Item 10(g)(1) above which is incorporated by reference herein.

            (3) the provisions of any indenture or agreement of the trust.

                  Not applicable.

            (4) the identity of the depositor, trustee or custodian.

                  The Separate Account has no trustee or custodian. In accordance with applicable law, Policy owners were notified of the Reorganization, discussed in Item 2, above, and the resulting change in depositor of the Separate Account.

      (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

            (1) the composition of the assets of the trust.

                  See the response to Item 10(g)(1), above, which is incorporated by reference herein.

            (2) the terms and conditions of the securities issued by the trust.

                  See the response to Item 10(g)(1), above, which is incorporated by reference herein.

            (3) the provisions of any indenture or agreement of the trust.

                  Not applicable.

            (4) the identity of the depositor, trustee or custodian.

                  See the response to Item 10(g)(4), above, which is incorporated by reference herein. No consent of Policy owners is required for any change concerning the identity of the Depositor. There is no trustee or custodian of the Separate Account.

      (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions
(a) to (g) or by any other item in this form.

                  See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:



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

                        From the Capital Account Prospectus:

                              Detailed Information About The Policies And
                              Manufacturers Life of America

                                    How Does The Surrender Of A Policy For Its
                                    Cash Surrender Value Work?

                        From the Venture VUL Prospectus and Venture SVUL
                        Prospectus:

                              Detailed Information About the Policies
                                    Insurance Benefit
                                          The Insurance Benefit
                                          Death Benefit Options
                                          Death Benefit Option Changes
                                          Face Amount Changes
                                    Values
                                          Partial Withdrawals and Surrenders
                                          Surrender Charges

                        From the New VUL99, New SVUL99, Accumulator, and SPVL
                        Prospectuses:

                              Charges and Deductions
                              Policy Surrender and Partial Withdrawals

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

            The Separate Account has subaccounts, each of which invests solely in shares of the corresponding portfolios of Manufacturers Investment Trust.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus Supplement:

                        General Information About Manufacturers Life Of America, Separate Account Three, And NASL Series Trust

                              What is NASL Series Trust?
                              What Are The Investment Objectives And Certain Policies Of The Portfolios?

                        General Information About Manulife USA, The Separate Accounts and the Trust
                              The Trust
                                    Eligible Portfolios Of The Trust

                  From the Venture VUL and Venture SVUL Prospectuses and Prospectus Supplements:

                        General Information About Manufacturers Life Of America, Separate Account

                        Three, And Manufacturers Investment Trust Manufacturers Investment Trust

                        General Information About Manulife USA, The Separate Accounts And The


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                        Trust
                              The Trust
                                    Eligible Portfolios Of The Trust

                  From the New VUL99, New SVUL99, and Accumulator Prospectuses:

                        General Information About Manufacturers U.S.A., The Separate Account And The Trust
                              The Trust
                                    Investment Objectives Of The Portfolios

                  From the SPVL Prospectus:

                        General Information About Manufacturers
                              Manufacturers Investment Trust

      If the trust owns or will own any securities of its regular brokers or dealers as defined in rule 10b-1 under the Act [17CFR 270.10b-1] or their parents, identify those brokers or dealers and state the value of the registrant's aggregate holdings of the securities of each subject issuer as of the close of the registrant's most recent fiscal year. [Instructions omitted.]

            Not applicable. The Separate Account owns only shares of the Trust.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

      (a) Name of company.

            Manufacturers Investment Trust

      (b) Name and principal business address of depositor.

            There is no Depositor of the Trust.

      (c) Name and principal business address of trustee or custodian.

            (i) For the Trust:

                  State Street Bank & Trust Company
                  225 Franklin Street
                  Boston, Massachusetts 02110

      (d) Name and principal business address of principal underwriter.

            The Trust sells its shares to the Depositor without the use of any underwriter.

      (e) The period during which the securities of such company have been the underlying securities.

            Shares of the portfolios of the Trust were acquired by the Separate Account on January 1, 2002.

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal


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payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

            (A) the nature of such load, fee, expense, or charge;

            (B) the amount thereof;

            (C) the name of the person to whom such amounts are paid and his relationship to the trust;

            (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                  See the following disclosure contained in the Registration
            Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus:

                        General Information About Manufacturers Life of America, Separate Account Three, And NASL Series Trust
                              What is NASL Series Trust?

                        Detailed Information About The Policy And Manufacturers Life Of America
                              How will Charges And Expenses Be Deducted?

                        Investment Management Fees And Expenses

                        General Information About Manulife USA, The Separate Account and the Trust

                  From the Venture VUL and Venture SVUL Prospectuses and Prospectus Supplements:

                        General Information About Manufacturers Life of America, Separate Account Three, And Manufacturers Investment Trust
                              Manufacturers Investment Trust

                        Detailed Information About The Policies
                              Values
                                    Charges And Deductions
                                    Deductions From Premiums
                                    Surrender Charges
                                    Monthly Deductions
                                    Administration Charge
                                    Cost Of Insurance Charge
                                    Mortality and Expense Risk Charge
                                    Other Charges

                        Investment Management Fees And Expenses

                        General Information About Manulife USA, The Separate Account and the Trust

                  From the New VUL99, New SVUL99, and Accumulator Prospectuses:

                        General Information About Manufacturers U.S.A., the Separate Account and the Trust
                              The Trust

                        Charges and Deductions

                  From the SPVL Prospectus:

                        Charges and Deductions



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      (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

            Not applicable. The Policies are life insurance policies and do not operate as the usual periodic payment plan, though they do provide for the imposition of sales loads and deductions for premium taxes as described under the Policy prospectus captions cited in response to Item 13(a), which response is incorporated herein by reference.

      (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

            Not applicable, because the Policies are life insurance policies and do not operate as the usual periodic payment plan certificate. But see the response to Item 13(a), above, which is incorporated herein by reference.

      (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee custodian or principal underwriter.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus:

                        None

                  From the Venture VUL and Venture SVUL Prospectuses and Prospectus Supplements:

                        Detailed Information About The Policies
                              Values
                                    Special Provisions For Group Or Sponsored
                                    Arrangements

                  From the New VUL99, New SVUL99, Accumulator, and SPVL
                  Prospectuses:

                        Charges and Deductions
                              Reduction in Charges

      (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

            None.

      (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities, and describe fully the nature and extent of such profits or benefits.

            Except for the Principal Underwriter and registered representatives thereof, neither the Depositor nor any affiliated person of the Depositor will receive any profits or other benefits not included in answer to items 13(a) or 13(d) through the sale of the Policies or the sale or purchase of Trust shares. For compensation payable to the Principal Underwriter and its registered representatives in connection with sales of the Policies, see the response to item 38 below.

      (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

            See the introductory paragraphs on p. 1 of this filing.

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus and
                  Prospectus Supplement:

                        Detailed Information About The Policy And Manufacturers Life of America

                              What Are The Requirements For Issuance Of A
                              Policy?

                              Is There A Short-Term Cancellation Right, Or "Free Look"?

                              When Is The Net Premium Allocated To The Separate Account?

                              What Responsibilities Has Manufacturers Life
                              Assumed?

                        Other Information

                              Responsibilities of Manufacturers Life

                  From the Venture VUL Prospectus and Venture SVUL
                  Prospectus:

                        Detailed Information About the Policies
                              Premium Provisions
                                    Policy Issue and Initial Premium
                        Miscellaneous Matters
                              Responsibilities Assumed By Manufacturers Life
                        Other Information
                              Responsibilities of Manufacturers Life

                  From the New VUL99, New SVUL99, and SPVL Prospectuses:

                        Issuing A Policy
                        Other Information
                              Responsibilities Assumed By Manufacturers Life

                  From the Accumulator Prospectus:

                        Issuing A Policy
                        Other Information
                              Responsibilities Assumed By Manufacturers U.S.A.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

      Premium payments for Policies must be made by check, money order, direct payment banking arrangements, and other methods of payments that ManUSA may accept from time to time.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus:

                        Detailed Information About The Policy And Manufacturers Life of America
                              When Is the Net Premium Allocated To The Account? How Is The Net Premium Allocated To The Account? Is There A Right To Make Additional Premium Payments?

                  From the Venture VUL Prospectus and Venture SVUL
                  Prospectus:

                        Detailed Information About the Policies
                              Premium Provisions
                                    Policy Issue and Initial Premium
                                    Premium Allocation
                                    Premium Limitations

                  From the New VUL99, New SVUL99, Accumulator, and SPVL
                  Prospectuses:

                        Issuing A Policy
                        Premium Payments

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

      Amounts invested in the Separate Account are promptly invested in shares of the Trust.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus:

                        General Information About Manufacturers Life Of America, Separate Account Three And NASL Series Trust

                  From the VUL and SVUL Prospectuses:

                        General Information About Manufacturers Life Of America, Separate Account Three And Manufacturers Investment Trust

                  From the New VUL99, New SVUL99, and Accumulator
                  Prospectuses:

                        General Information About Manufacturers U.S.A., the Separate Account and the Trust
                              The Trust

                  From the SPVL Prospectus:

                        General Information About Manufacturers Life of America, Separate Account Three, And Manufacturers Investment Trust
                              Manufacturers Investment Trust

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

            See the responses to Items 10(c) and (d).

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus:

                        Detailed Information About The Policy And Manufacturers Life of America
                              How Does The Surrender Of A Policy For Its Cash Surrender Value Work?
                              When Are Proceeds Paid?
                              How Will A Policy's Death Benefit Vary?

                  From the Venture VUL Prospectus and Venture SVUL
                  Prospectus:

                        Detailed Information About the Policies
                              Policy Values
                                    Partial Withdrawals and Surrenders
                        Other Provisions
                              Payment of Proceeds

                  From the New VUL99, New SVUL99, Accumulator, and SPVL
                  Prospectuses:

                        Policy Surrender and Partial Withdrawals
                        Death Benefits

      (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

            The Depositor is required by the Policies to honor requests for surrender as described in items 10(c) and 10(d). Procedures governing the redemption of Trust Portfolio shares from holders thereof are described in the prospectus of the Trust included in its registration statement filed pursuant to the Securities Act of 1933, File No.2-94157, which description is incorporated herein by reference.

      (c) Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

            If a Policy is surrendered, it will be cancelled.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

            All income distributions and all other distributable funds of each sub-account of the Separate Account are invested in shares of the applicable Trust Portfolio at net asset value and added to the assets of such sub-account.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus:

                        General Information About Manufacturers Life of America, Separate Account Three And NASL Series Trust

                  From the Venture VUL and Venture SVUL Prospectuses and Prospectus Supplements:

                        General Information About Manufacturers Life Of America, Separate Account Three, NASL Series Trust

                        General Information About Manulife USA, The Separate Accounts and the Trust

                  From the New VUL99, New SVUL99 and Accumulator Prospectuses:

                        General Information About Manufacturers U.S.A., the Separate Accounts and the Trust

                  From the SPVL Prospectus:

                        General Information About Manufacturers

      (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

            Not applicable.

      (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

            The investment amounts of the Policies, which are held in the Separate Account, constitute the reserves for the Policy benefits, except for certain reserves which are supported by the assets held in the Depositor's general account, such as reserves for policy loans and the minimum death benefit guarantee. The Depositor reserves the right to establish a provision for taxes attributable to the Policies.

      (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each other source and indicate whether such distribution represents the return or principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

            No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus and Prospectus Supplement:

                        Detailed Information about The Policy And Manufacturers Life Of America
                              What Reports Will Be Sent To Policyowners?
                              What Responsibilities Has Manufacturers Life
                              Assumed?
                        Other Information
                              Responsibilities of Manufacturers Life

                  From the Venture VUL and Venture SVUL Prospectuses and Prospectus Supplements:

                        Detailed Information About The Policies
                              Other Provisions
                                    Reports To Policyowners
                        Miscellaneous Matters
                              Responsibilities Assumed By Manufacturers Life
                        Other Information
                              Responsibilities of Manufacturers Life

                  From the New VUL99, New SVUL99, and SPVL Prospectuses:

                        Other Information
                              Reports to Policyholders
                              Responsibilities Assumed By Manufacturers Life

                  From the Accumulator Prospectus:

                        Other Information
                             Reports to Policyholders
                             Responsibilities Assumed By Manufacturers U.S.A.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

      (a) Amendment to such indenture or agreement.

      (b) The extension or termination of such indenture or agreement.

      (c) The removal or resignation of the trustees or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

      (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

      (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

      (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

            There are no indentures or agreements concerning the Separate Account except for the Policies, which are described elsewhere herein.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus:

                        Detailed Information About The Policy And Manufacturers Life Of America
                              Under What Conditions Are Loans Available?
                              How Are Loans And Loan Repayments Administered?

                  From the Venture VUL and Venture SVUL Prospectuses:

                        Detailed Information About The Policies
                              Values
                                    Policy Loans

                  From the New VUL99, New SVUL99, Accumulator, and SPVL
                  Prospectuses:

                        Policy Loans

      (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the Depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

            See the response to Item 21(a) above.

      (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

            See the introductory paragraphs on page 1 of this filing.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

      There is no indenture or agreement which limits the liabilities of the Depositor under the Policies. There is no trustee or custodian of the Separate Account.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

      Manulife Financial Corporation has Blanket Fidelity Bond coverage with Chubb Insurance Company of Canada covering Manulife Financial Corporation, its current and future subsidiaries, including the Depositor and Principal Underwriter, and all officer, directors and employees of Manulife Financial Corporation and such subsidiaries to a maximum of $25,000,000 (Canadian) per incident. Except as noted below, the first $750,000 of a claim is deductible. While the Principal Underwriter is included under Manulife Financial Corporation's Blanket Fidelity Bond with Chubb Insurance Company of Canada, the Principal Underwriter's coverage begins after the first $25,000 of any single claim. The Principal Underwriter has a side agreement to indemnify the insurer up to $750,000.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus:

                        Detailed Information About The Policy And Manufacturers Life Of America
                              What Are The Other General Policy Provisions?

                  From the Venture VUL and Venture SVUL Prospectuses:

                        Detailed Information About The Policies
                              Other General Policy Provisions

                  From the New VUL99, New SVUL99, Accumulator, and SPVL
                  Prospectuses:

                        Other Provisions of the Policy

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

ORGANIZATION AND OPERATIONS OF DEPOSITOR

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date or organization.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus and Prospectus Supplement:

                        General Information About Manufacturers Life Of America, Separate Account Three And NASL Series Trust
                              Who Are Manufacturers Life Of America and
                              Manufacturers Life?

                        General Information About Manulife USA, The Separate Account and the Trust

                  From the Venture VUL and Venture SVUL Prospectuses and Prospectus Supplements:

                        General Information About Manufacturers Life Of America, Separate Account Three And Manufacturers Investment Trust
                              Manufacturers Life Of America and Manufacturers
                              Life

                        General Information About Manulife USA, The Separate Account and the Trust

                  From the New VUL99, New SVUL99, and Accumulator
                  Prospectuses:

                        General Information About Manufacturers U.S.A., the Separate Account and the Trust
                              Manufacturers U.S.A.

                  From the SPVL Prospectus:

                        General Information About Manufacturers
                              Manufacturers Life of America

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith:

            Not applicable. ManUSA became the depositor of the Separate Account upon the transfer described in item 1(a) above, effective January 1, 2002.

      (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

            (1) The nature of such fee or participation

            (2) The name of the person making payment

            (3) The nature of the services rendered in consideration

                  Not applicable. See also the response to Item 26(a), which is incorporated herein by reference.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor or the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus and Prospectus Supplement:

                        General Information About Manufacturers Life Of America, Separate Account Three And NASL Series Trust
                              Who Are Manufacturers Life Of America And
                              Manufacturers Life?

                        General Information About Manulife USA, The Separate Account and The Trust
                              Manulife USA

                  From the VUL and SVUL Prospectuses and Prospectus Supplements:

                        General Information About Manufacturers Life Of America, Separate Account Three And Manufacturers Investment Trust
                              Manufacturers Life Of America And Manufacturers
                              Life

                        General Information About Manulife USA, The Separate Account and The Trust
                              Manulife USA

                  From the New VUL99, New SVUL99, and Accumulator Prospectuses:

                        General Information About Manufacturers U.S.A., the Separate Account and
                        The Trust Manufacturers (U.S.A.)

                        Other Information
                              Distribution of the Policy

                  From the SPVL Prospectus:

                        General Information About Manufacturers
                              Manufacturers Life of America

                        Other Information
                              Distribution Of The Policies

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28. (a) Furnish as at latest practicable date the following information with respect to the Depositor of the trust, with respect to each officer, director, or partner of the Depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5 percent or more of the outstanding voting securities of the Depositor.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus and Prospectus Supplement:

                        Detailed Information About The Policy And Manufacturers Life Of America
                              Who Are The Directors And Officers Of
                              Manufacturers Life Of America?

                        Other Information
                              Officers and Directors of Manulife USA

                  From the Venture VUL and Venture SVUL Prospectuses and Prospectus Supplements:

                        Miscellaneous Matters
                              Directors And Officers Of Manufacturers Life Of America
                        Other Information
                              Officers and Directors of Manulife USA

                  From the New VUL99, New SVUL99, Accumulator, and SPVL
                  Prospectuses:

                        Other Information
                              Officers and Directors

      (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

            See the response to Item 28(a).

COMPANIES OWNING SECURITIES OF DEPOSITOR

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5 percent or more of the outstanding voting securities of the Depositor.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus and Prospectus Supplement:

                        General Information About Manufacturers Life of America, Separate Account Three And NASL Series Trust
                              Who Are Manufacturers Life Of America And
                              Manufacturers Life?

                        General Information About Manulife USA, The Separate Account and the Trust

                  From the Venture VUL and Venture SVUL Prospectuses and Prospectus Supplements:

                        General Information About Manufacturers Life Of America, Separate Account Three And Manufacturers Investment Trust
                              Manufacturers Life Of America And Manufacturers
                              Life

                        General Information About Manulife USA, The Separate Accounts and the Trust

                  From the New VUL99, New SVUL99, and Accumulator Prospectuses:

                        General Information About Manufacturers U.S.A., the Separate Account and the Trust
                              Manufacturers U.S.A.

                  From the SPVL Prospectus:

                        General Information About Manufacturers
                              Manufacturers Life of America

CONTROLLING PERSONS

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the Depositor.

      None.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus:

                        General Information About Manufacturers Life of America, Separate Account Three, And NASL Series Trust

                  From the Venture VUL and Venture SVUL Prospectuses:

                        General Information About Manufacturers Life of America, Separate Account Three, And Manufacturers Investment Trust

                  From the New VUL99, New SVUL99, and Accumulator Prospectuses:

                        General Information About Manufacturers U.S.A., the Separate Account and the Trust

                  From the SPVL Prospectus:

                        General Information About Manufacturers

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR, COMPENSATION OF OFFICERS OF DEPOSITOR

31. Furnish the following information with respect to the remuneration for services paid by the Depositor during the last fiscal year covered by financial statements filed herewith:

      (a) directly to each of the officers or partners of the Depositor directly receiving the three highest amounts of remuneration;

      (b) directly to all officers or partners of the Depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the Depositor itself and the aggregate amount paid by all the subsidiaries;

      (c) indirectly or through subsidiaries to each of the officers or partners of the Depositor.

            Items 31(a), (b) and (c) are not applicable. See the response to
            Item 26(a) above, which is incorporated herein by reference. In addition, no officer affiliated with the Depositor received separate remuneration for services rendered with respect to the Separate Account.

COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the Depositor during the last fiscal year covered by financial statements filed herewith:

      (a) the aggregate direct remuneration to directors

      (b) indirectly or through subsidiaries to directors

            Items 32(a) and (b) are not applicable. See the response to Item 26(a) above, which is incorporated herein by reference. In addition, no director affiliated with the Depositor received separate remuneration for services rendered with respect to the Separate Account.

COMPENSATION TO EMPLOYEES

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the Depositor (exclusive of persons whose remuneration is reported it Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the Depositor and any of its subsidiaries.

            Not applicable. See the response to Item 26(a) above, which is incorporated herein by reference. In addition, no employee affiliated with the Depositor received separate remuneration for services rendered with respect to the Separate Account.

      (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale or registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

            Not applicable. See the response to Item 26(a), above, which is incorporated herein by reference.

COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 31 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceed $10,000 during the last fiscal year covered by financial statements filed herewith from the Depositor and any of its subsidiaries.

            Not applicable. See the response to Item 26(a), above, which is incorporated herein by reference.

                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION OF SECURITIES

35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

      Except for the Discontinued Policies, it is the intent of ManUSA to sell Policies in all states other than New York.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

      None.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

            (1) Name of officer, agency or body.

            (2) Date of denial.

            (3) Brief statement of reason given for denial.

                  None.

      (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

            (1) Name of officer, agency or body.

            (2) Date of revocation.

            (3) Brief statement of reason given for revocation.

                  None.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus and Prospectus Supplement:

                        Detailed Information About The Policy And Manufacturers Life Of America
                              Who Sells The Policies And What Are The Sales Commissions?
                              What Responsibilities Has Manufacturers Life
                              Assumed?

                        Other Information
                              Responsibilities of Manufacturers Life

                  From the Venture VUL and Venture SVUL Prospectuses and Prospectus Supplements:

                        Miscellaneous Matters
                              Distribution of the Policy
                              Responsibilities Assumed by Manufacturers Life
                        Other Information
                              Responsibilities of Manufacturers Life

                  From the New VUL99, New SVUL99, Accumulator, and SPVL
                  Prospectuses:

                        Other Information
                              Distribution of the Policies
                              Responsibilities of Manufacturers Life

                  From the New VUL99, New SVUL99, Accumulator, and SPVL
                  Prospectuses:

                        Other Information
                              Distribution of the Policies
                              Responsibilities of Manufacturers U.S.A.

      (b) State the substance of any current selling agreement between each principal underwriter and the trust or the Depositor, including a statement as to the inception and termination dates of the agreement, and renewal and termination provisions, and any assignment provisions.

            See Exhibit 3(a) of Amendment No. 1 to N-8B-2 to ManAmerica Separate Account Three, which is incorporated herein by reference.

      (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus:

                        Detailed Information About The Policy And Manufacturers Life Of America
                              Who Sells The Policies And What Are The Sales Commissions?

                  From the Venture VUL and Venture SVUL Prospectuses:

                        Miscellaneous Matters
                              Policy Benefits
                                    Distribution Of The Policy

                  From the New VUL99, New SVUL99, Accumulator, and SPVL
                  Prospectuses:

                        Other Information
                              Distribution of the Policies

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the dates of organization.

            The Principal Underwriter is a Delaware Limited
            Liability Company. The Principal Underwriter was organized on August 2, 2001.

      (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

            The Principal Underwriter is a member of the National Association of Securities Dealers, Inc.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

            Not applicable.

      (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

            (1) The nature of such fee or participation.

            (2) The name of the person making payment.

            (3) The nature of the services rendered in consideration for such fee or participation.

            (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                  Not applicable.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

            The Principal Underwriter is the principal underwriter for variable life insurance and variable annuity contracts issued by ManUSA.

      (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

            Not applicable.

      (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

            Not applicable.

42. Furnish as at latest practicable date information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

            Not applicable. See response to Item 1(a), above, which is incorporated by reference herein.

43. Furnish, for the last fiscal year covered by financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

            Not applicable.

OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

            (1) The source of quotations used to determine the value of portfolio securities.

            (2) Whether opening, closing, bid, asked or any other price is used.

            (3) Whether price is as of the day of sale or as of any other time.

            (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

            (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

            (6) Whether adjustments are made for fractions:

                  (i) before adding distributor's compensation (load); and

                  (ii) after adding distributor's compensation (load).

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus:

                        Detailed Information About The Policy And Manufacturers Life Of America
                              How Will The Policy Value Vary?

                  From the Venture VUL and Venture SVUL Prospectuses:

                        Detailed Information About The Policies
                              Policy Values
                                    Policy Value

                  From the New VUL99, New SVUL99, Accumulator, and SPVL
                  Prospectuses:

                        Policy Values
                              Determination of Policy Value
                              Units and Unit Values

      (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

            See response to Item 1(b), above, which is incorporated by reference herein.

      (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

            See response to Item 13(d), above, which is incorporated by reference herein.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

      (a) by whose action redemption rights were suspended.

      (b) the number of days' notice given to security holders prior to suspension of redemption rights.

      (c) reason for suspension.

      (d) period during which suspension was in effect.

            Not applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

            (1) The source of quotations used to determine the value of portfolio securities.

            (2) Whether opening, closing, bid, asked or any other price is used.

            (3) Whether price is as of the day of sale or as of any other time.

            (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

            (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities;

            (6) Whether adjustments are made for fractions.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus:

                        Detailed Information About The Policy And Manufacturers Life Of America
                              How Does The Surrender Of A Policy For Its Cash Surrender Value Work?
                              When Are Proceeds Paid?

                  From the Venture VUL and Venture SVUL Prospectuses:

                        Detailed Information About The Policies
                              Policy Values
                              Partial Withdrawals and Surrenders
                              Other Provisions
                                    Payment of Proceeds

                  From the New VUL99, New SVUL99, Accumulator, and SPVL
                  Prospectuses:

                        Policy Surrender and Partial Withdrawals
                        Other Information
                              Payment of Proceeds

      (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

            See response to Item 1(b), above, which is incorporated by reference herein.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

      The Depositor will reinvest distributions from each Trust Portfolio in additional Trust Portfolio shares, will purchase and redeem Trust Portfolio shares in connection with transfers between sub-accounts, and will redeem Trust Portfolio shares for the purpose of meeting Policy obligations, assessing charges, adjusting

      Policy reserves or such other purposes as are consistent with the Policies. All purchases and redemptions of Trust Portfolio shares will be at their net asset value. There is no procedure for the purchase of Trust Portfolio shares from Policyowners who exercise their right of surrender.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus and
                  Prospectus Supplement:

                        General Information About Manufacturers Life Of America, Separate Account Three And NASL Series Trust
                              What Is NASL Series Trust?

                        General Information About Manulife USA, The Separate Account and the Trust

                  From the Venture VUL and Venture SVUL Prospectuses and Prospectus Supplements:

                        General Information About Manufacturers Life Of America, Separate Account Three And Manufacturers Investment Trust
                              Manufacturers Investment Trust

                        General Information About Manulife USA, The Separate Accounts and the Trust

                  From the New VUL99, New SVUL99 and Accumulator Prospectuses:

                        General Information About Manufacturers U.S.A., Separate Account Three and the Trust
                              The Trust

                  From the SPVL Prospectus:

                        General Information About Manufacturers
                              Manufacturers Investment Trust

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust.

      (a) Name and principal business address.

      (b) Form of organization.

      (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

      (d) Name of governmental supervising or examining authority.

            Not applicable; there is no trustee or custodian of the Separate Account.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

            Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars outlining the substance of the provisions of any indenture or agreement with respect thereto.

            Not applicable. The Separate Account does not have a trustee or custodian.

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OR SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

      (a) The name and address of the insurance company.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus Supplement:

                        General Information About Manulife USA, The Separate Account And The Trust

                  From the Venture VUL and Venture SVUL Prospectuses:

                        Detailed Information About The Policies

                  From the New VUL99, New SVUL99, Accumulator, and SPVL
                  Prospectuses:

                        Other Policy Provisions

      (b) The types of policies and whether individual or group policies.

            The Policies are individual Policies. Various optional fixed insurance benefits are provided under the Policies by the Depositor, in addition to the insurance described in item 51(c).

      (c) The types of risks insured and excluded.

            Under the Policies the Depositor assumes the risk that insureds covered by the Policies may die before anticipated and that the charge for this mortality risk may prove to be insufficient. The Depositor assumes an expense risk that the various charges for expenses as described in the Policies may prove to be inadequate. The Depositor also assumes a risk that upon death of the life insured the death benefit based on the Policy Value might be less than the Face Amount. In such an event, the Depositor is obligated to pay the Face Amount of the Policy.

      (d) The coverage of the Policies.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus:
                        Introduction To Policies
                              What Is The Minimum Gross Single Premium For Which A Policy Will Be Issued?
                              How Is The Face Amount Determined?

                  From the Venture VUL and Venture SVUL Prospectuses:

                        Detailed Information About The Policies
                              Premium Provisions
                                    Policy Issue And Initial Premium

                  From the New VUL99, New SVUL99, Accumulator, and SPVL
                  Prospectuses:

                        General Information About Manufacturers U.S.A., the Separate Account and the Trust
                              Issuing A Policy
                                    Minimum Initial Face Amount

      (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

            The recipient of the benefits of the insurance undertakings described in Item 51(c) is the designated beneficiary or beneficiaries, or if no beneficiary is alive when the life insured dies, the Policyowner or the estate of the Policyowner if the Policyowner is the life insured. There is no limitation as to the use of the proceeds.

      (f) The terms and manner of cancellation and of reinstatement.

            The insurance undertakings described in Item 51(c) are integral parts of the Policy and may not be terminated while the Policy remains in force, except to the extent set forth in the response to
            Item 10(e).

      (g) The method of determining the amount of premiums to be paid by holders of securities.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus:

                        Introduction To Policies
                              What Is Single Premium Variable Life Insurance?

                  From the Venture VUL and Venture SVUL Prospectuses:

                        Detailed Information About The Policies
                              Premium Provisions
                                    Policy Issue And Initial Premium

                  From the New VUL99, New SVUL99, Accumulator, and SPVL
                  Prospectuses:

                        General Information About Manufacturers U.S.A., the Separate Account and the Trust
                              Premium Payments

      (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

            Not applicable.

      (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

            No person other than the Depositor receives any part of such premiums. The Depositor has entered into a Distribution Agreement with the Principal Underwriter which provides for the payment of a portion of the premiums to the Principal Underwriter.

      (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

            Not applicable. But see the full particulars of the material insurance-related provisions of the Policy that are described throughout the Policy Prospectus, which are incorporated herein by reference.

                            VII. POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

            It is possible that in the judgment of the management of the Depositor, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulation, because the shares are no longer available for investment, or for some other reason. In that event, the Depositor may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the Commission and one or more state insurance departments may be required.


      (b) Furnish information with respect to each transaction involving the elimination of any underlying securities during the period covered by the financial statements filed herewith.

            Not applicable.

      (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

            (1) the grounds for elimination and substitution;

            (2) the type of securities which may be substituted for any underlying security;

            (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

            (4) whether such substituted securities may be the securities of another investment company; and

            (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

            See the response to paragraph (a) of this item.

      (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

            None.

      (e) Provide a brief statement disclosing whether the trust and its principal underwriter have adopted codes of ethics under rule 17j-1 of the Act and whether these codes of ethics permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the trust.

            Neither the Separate Account nor the Principal Underwriter is required to adopt a Code of Ethics under rule 17j-1.

REGULATED INVESTMENT COMPANY

53. (a) State the taxable status of the trust.

            See the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

                  From the Capital Account Prospectus:

                        Detailed Information About The Policy And Manufacturers Life Of America
                              What Is The Tax Treatment Of Policy Benefits?

                  From the VUL and SVUL Prospectus:

                        Detailed Information About The Policies
                              Miscellaneous Matters
                                    Federal Income Tax Considerations
                                    Tax Status Of The Policy
                                    The Company's Taxes

                  From the New VUL99, New SVUL99, and Accumulator Prospectuses:

                        General Information About Manufacturers U.S.A., the Separate Account and the Trust
                              The Separate Account
                        Tax Treatment of the Policy
                        Company Tax Considerations

                  From the SPVL Prospectus:

                        General Information About Manufacturers
                              Separate Account Three
                        Tax Treatment Of The Policy
                        Company Tax Considerations

      (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1986, as amended, and state its present intention with respect to such qualifications during the current year.

            Not applicable; see the response to paragraph (a) of this item.

                   VIII. FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates furnish information with respect to each class or series of its securities.

            Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

            Not applicable. See response to Item 1(b), above, which is incorporated by reference herein.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by financial statements filed herewith in respect of certificates sold during such period, information for each fully paid type and each installment payment type of periodic payment plan certificates currently being issued by the trust.

            Not applicable. See response to Item 1(b), above, which is incorporated by reference herein.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

            Not applicable. See response to Item 1(b), above, which is incorporated by reference herein.

58. If the trust is the issuer of periodic payment plan certificates furnish information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

            Not applicable. See response to Item 1(b), above, which is incorporated by reference herein.

FINANCIAL STATEMENTS OF THE TRUST AND DEPOSITOR

59. Financial statements:

            Financial Statements of the Trust

                  None.

                  The financial statements of ManAmerica Separate Account Three, filed with Registrant's registration statement on Form S-6, filed on January 2, 2002 are incorporated herein by reference.

      Financial Statements of the Depositor

                  The financial statements of ManUSA, filed with Registrant's registration statement on Form S-6, filed on January 2, 2002 are incorporated herein by reference.

                                  IX. EXHIBITS

A. Furnish the most recent form of the following as amended to date and currently in effect:

      (1) The indenture or agreement under the terms of which the trust was organized or issued securities.

            Resolutions of the Board of Directors of The Manufacturers Life Insurance Company of America ("ManAmerica") establishing Separate Account Three. Incorporated herein by reference to Exhibit A(1) to the registration statement on Form S-6, file no. 333-66303, of ManAmerica filed on October 29, 1998.

            Resolutions of the Board of Directors of The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") agreeing to accept the intact transfer of ManAmerica Separate Account Three and changing the name of ManAmerica Separate Account Three to ManUSA Separate Account A. Incorporated herein by reference to Exhibit A(1)(b) of Registration Statement on Form S-6 for ManUSA Separate Account A, filed on January 2, 2002.

      (2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to in paragraph
(1).

            None.

      (3) Distributing Policies:

            (a) Agreement between the trust and principal underwriter or between the depositor and principal underwriter.

                   (i) Distribution Agreement between The Manufacturers Life Insurance Company of America and ManEquity, Inc. dated December 23, 1986. Incorporated by reference to Exhibit A(3)(a)(i) to the Registration Statement on Form S-6 filed October 29, 1998 (file no. 333-66303).

                  (ii) Amendment to Distribution Agreement between The Manufacturers Life Insurance Company of America and ManEquity, Inc. dated May 30, 1992. Incorporated by reference to Exhibit A(3)(a)(ii) to the Registration Statement on Form S-6 filed October 29, 1998 (file no. 333-66303).

                 (iii) Amendment to Distribution Agreement between The Manufacturers Life Insurance Company of America and ManEquity, Inc. dated February 23, 1994. Incorporated by reference to Exhibit A(3)(a)(iii) to the Registration Statement on Form S-6 filed October 29, 1998 (file no. 333-66303).

            (b) Specimen of typical agreements between principal underwriter and dealers, managers, sales supervisors and salesmen.

                   (i) Form of specimen agreement between Principal Underwriter and registered representatives. Incorporated herein by reference to Exhibit A(3)(b)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file no. 333-51293 filed on August 28, 1998.

                  (ii) Form of specimen agreement between ManUSA and registered representatives. Incorporated herein by reference to Exhibit A(3)(b)(ii) to pre-effective no. 1 to the registration statement on Form S-6, file no. 333-51293 filed on August 28, 1998.

                 (iii) Form of broker-dealer agreement. Incorporated by reference to Exhibit 3 (iv) to the Registration Statement on Form N-4 for The Manufacturers Life Insurance Company (U.S.A.) filed October 2, 2001 (file no. 333-70728).

                        _____________.

            (c) Schedules of sales commissions referred to in Item 38(c).

                  See response to item 38(c).

      (4) Any agreement between the depositor, principal underwriter and the custodian or trustee other than indentures or agreements set forth in paragraphs
(1), (2) and (3) with respect to the trust or its securities.

            None.

      (5) The form of each type of security.

            (a) Form of Specimen Single Premium Variable Life Insurance Policy. Incorporated herein by reference to Exhibit A(5) to the registration statement on Form S-6, file no. 033-08621 filed on September 10, 1986.

                  (i) Revised page for Policies with initial allocation to Money-Market Sub-Account. Incorporated herein by reference to Exhibit A(5)(a) of post-effective amendment no. 3 to the registration statement on Form S-6, file no. 033-08621 filed on March 16, 1988.

                  (ii) Endorsement to Policy re Redomestication. Incorporated herein by reference to Exhibit A(5)(b) to post-effective amendment no. 8 to the registration statement on Form S-6, file no. 033-08621 filed on February 26, 1993.

            (b)   Form of Specimen Flexible Premium Variable
                  Universal Life Insurance Policy. Incorporated herein by reference to Exhibit A(5)(a) to pre-effective amendment no. 1 to the registration statement on Form S-6, file no. 33-77256 filed on August 12, 1994.

            (c) Form of Specimen Flexible Premium Survivorship Variable Universal Life Insurance Policy. Incorporated by reference to Exhibit A(5)(a) to pre-effective amendment no. 1 to the registration statement on Form S-6, file no. 333-66303 filed on February 5, 1999.

            (d) Form of Specimen Modified Single Premium Variable Life Insurance Policy. Incorporated by reference to Exhibit A(5) to the registration statement on Form S-6, file no. 333-82449 filed on July 8, 1999.

            (e)   Form of Specimen Flexible Premium Variable Life
                  Insurance Policy. Incorporated herein by reference to Exhibit A(5)(a) to the registration statement on Form S-6, file no. 333-69719 filed on December 23, 1998.

      (6) The certificate of incorporation or other instrument of organization and by-laws of the depositor.

A(6)(a) Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.). Incorporated by reference to Exhibit A(6) to the Registration Statement on Form S-6 filed July 20, 2000 (file no. 333-41814).

A(6)(b) By-Laws of The Manufacturers Life Insurance Company (U.S.A.). Incorporated by reference to Exhibit A(6)(b) to the Registration Statement on Form S-6 filed July 20, 2000 (file no. 333-41814).

      (7) Any insurance policy under a policy between the trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

            None.

      (8) Any agreement between the trust or the depositor concerning the trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons.

            None.

      (9) All other material policies not entered into in the ordinary course of business of the trust or of the depositor concerning the trust.

            Form of Assumption Reinsurance Agreement between ManUSA and ManAmerica. Incorporated herein by reference to Exhibit A(8)(e) to registration statement on Form S-6, of ManUSA filed on January 2, 2002.

      (10) Form of application for a periodic payment plan certificate.

            (a) Form of Specimen Application for Flexible Premium Variable Life Insurance Policy. Incorporated herein by reference to Exhibit A(10) to post-effective amendment no. 7 to the registration statement on Form S-6, file no. 33-52310 filed April 26, 1996 .

            (b) Form of Specimen Application for Single Premium Variable Life Insurance Policy. Incorporated herein by reference to Exhibit A(10) to post-effective amendment no. 1 of the registration statement on Form S-6, file no. 033-08621 filed on December 17, 1986.

            (c) Form of Specimen Application for a Flexible Premium Variable Universal Life Insurance Policy. Incorporated herein by reference to Exhibit A(10) to Exhibit A(10) to post effective amendment no. 7 to the registration statement on Form S-6, file no. 33-52310, filed April 26, 1996.

                  (i) Specimen Rider for Flexible Premium Variable Life Insurance Policy. Incorporated by reference to Exhibit A(10(a)(ii) to post-effective amendment no. 1 to the registration statement on Form S-6, file no. 333-69719, filed February 25, 2000.

                  (ii) Specimen Application Supplement for Flexible Premium Variable Life Insurance Policy. Incorporated by reference to Exhibit A(10)(a) to post-effective amendment no. 9 to the registration statement on Form S-6, file no. 33-52310, filed December 23, 1996.

            (d) Form of Specimen Application for a Flexible Premium Survivorship Variable Universal Life Insurance Policy. Incorporated herein by reference to Exhibit A(10) to post-effective amendment no. 3 to the registration statement on Form S-6, file no. 33-77256 filed April 26, 1996.

                  (i) Specimen Rider for Flexible Premium Survivorship Variable Life Insurance Policy. Incorporated by reference to Exhibit A(10) to post-effective amendment no. 3 to the registration statement on Form S-6, file no. 333-66303 filed April 27, 2000.

                  (ii) Form of Specimen Application Supplement for a Flexible Premium Variable Life Insurance Policy. Incorporated herein by reference to Exhibit A(10) (a) to post-effective amendment no. 5 to the registration statement on Form S-6, file no. 33-77256 filed December 23, 1996.

            (e) Form of Specimen Modified Single Premium Variable Life Insurance Policy. Incorporated by reference to Exhibit A(10) to post effective amendment no. 7 to the registration statement on Form S-6, file no. 33-52310 filed April 26, 1996.

                  (i) Specimen Application Supplement for Flexible Premium Variable Life Insurance Policy. Incorporated by reference to Exhibit A(10)(a) to post effective amendment no. 9 to the registration statement on Form S-6, file no. 33-52310, filed December 23, 1996.

      (11) Copies of any codes of ethics adopted under rule 17j-1 under the Act and currently available to the trust (i.e., the codes of the trust and its principal underwriters).

            Not applicable.

  B. Furnish copies of each of the following:

      (1) Each notice sent to security holders pursuant to Section 19 of the Act prior to the date of the filing of this form.

            Not applicable.

      (2) Each annual report sent to security holders covering each fiscal year ending after January 1, 1937, exclusive of reports, copies of which have heretofore been filed with the Commission pursuant to the Act.

            Not applicable.

  C. Furnish the name and address of each dealer to or through whom any principal underwriter currently offering securities of the trust, distributed securities of the trust during the last fiscal year covered by the financial statements filed herewith.

            Not applicable.

                                    SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the Registrant has caused this Registration Statement to be duly signed on behalf of the Registrant in the City of Boston, Massachusetts, on the 1st day of January, 2002.

                  Separate Account A of The Manufacturers Life Insurance Company (U.S.A.)

                        By: The Manufacturers Life Insurance Company (U.S.A.)


                        By: /s/ John D. DesPrez III
                            -----------------------
                            John D. DesPrez III
                            Chairman and President


Attest:

/s/ James D. Gallagher
----------------------
James D. Gallagher
Vice President, Secretary and
General Counsel